Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0180 F: +1 202.637.3593 jamescain@ eversheds-sutherland.com

JAMES M. CAIN

DIRECT LINE: 202.383.0180

E-mail: jamescain@eversheds-sutherland.com

April 19, 2018

Via E-Mail

Coy Garrison

Special Counsel

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	United States Commodity Index Funds Trust Post-Effective Amendment to Registration Statement on Form S-1 File No. 333-216820

Dear Mr. Garrison:

On behalf of our client, the United States Commodity Funds LLC (“USCF”), sponsor of the United States Commodity Index Funds Trust (the “Trust”), below we respond to your comments in your letter dated April 17, 2018 relating to the above-captioned registration statement for the United States Agriculture Index Fund (the “Fund”), a series of the Trust. Once it has been determined that we have adequately addressed your comments, we will file a revised registration statement that takes into account the staff’s comments.

The market price at which investors buy or sell shares may be significantly more or less than NAV, page 5

1. Comment: We note your disclosure on page 18 that "[d]uring the year ended December 31, 2017, USAG did not have any baskets for creates or redeems." We further note from your website that your shares have traded at a persistent discount to NAV during the past year. Please revise your disclosure to identify the price differential between your trading price and NAV during the past year and to explain the reasons for the price differential. Alternatively, please explain to us why you believe such disclosure is not appropriate.

Response: USCF believes that providing additional disclosure regarding the price differential between USAG’s trading price and its NAV during the past year and the reasons for the price differential is not appropriate. USCF is not aware of a specific reason why the shares are trading at such a discount to USAG. Providing a rationale beyond the disclosure that is already included in the prospectus would be mere speculation, particularly with respect to the reasons for the Authorized Participants and market makers to take any actions, or fail to take actions, that could lead to a narrower spread between the market price and the per share NAV. The “Risk Factors Involved with an Investment in USAG” on pages 4 and 5 of the current draft of the prospectus, including “Investment Risk” (focusing on risks related to investment in a product that is tied to the agricultural commodities markets) and “Correlation Risk” (which includes “The market price at which investors buy or sell shares may be significantly more or less than NAV”), adequately apprise investors of risks that could impact share values. The risk factor relating to correlation risk relating to market price provides that while USCF expects Authorized Participants, their clients and customers will exploit arbitrage opportunities (which, though not expressly stated, would include the ability to redeem shares with USAG at a NAV that is higher than the market price) that would cause the public trading price to track per share NAV over time, “there can be no assurance of that” occurring.

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It is not the stated investment objective of the USAG to have the public share price track the per share price. The investment objective is for the daily changes in percentage terms of USAG’s per share NAV to reflect in daily percentage terms the changes in the SummerHaven Dynamic Agriculture Index Total ReturnSM less the fund’s expenses after taking into account any interest earned on the fund’s investments within the parameters (including percentage limits) described in the prospectus. USAG provides the performance information regarding the foregoing in accordance with NFA requirements, including as set forth on pages 24 and 25 of the current draft of the prospectus. We note that disclosure provides the average difference between USAG’s share price and the per share price, as well as the maximum premium and discount of the share price to NAV since inception.

We note that investors have access to current information regarding its share price and benchmark performance. USCF publishes USAG’s share price and per share NAV information, along with daily premium and discount information on USCF’s website on a daily basis, along with certain historical information regarding the foregoing. In addition, correlation performance of USAG as it relates to its investment objective is also discussed in the periodic reports of the United States Commodity Index Funds Trust, of which USAG is a series. Finally, USAG share price, expenses and it ability to meet its investment objective are tracked and made available to the public through third-party, unaffiliated, websites, e.g., Yahoo.com.

In view of the foregoing, disclosing the additional information as suggested by the Staff is inappropriate and unnecessary.

Governing Law; Consent to Delaware Jurisdiction, page 41

2.	Comment: Please add risk factor disclosure regarding the exclusive forum provision disclosed on page 41. Please address, without limitation, how the exclusive forum provision may impact the rights of shareholders, the reasons for adopting the exclusive forum provision, and any questions as to enforceability of the exclusive forum provision under Delaware law.

Response: We will add a risk factor that addresses your comment as follows:

The Trust Agreement Limits the Forum in Which Claims May be Brought Against USCF, the Trust, the Trustee or their Respective Directors and Officers

The rights of USCF, the Trust, USAG, DTC (as registered owner of USAG’s global certificate for shares) and the shareholders are governed by the laws of the State of Delaware. USCF, the Trust, USAG and DTC and, by accepting shares, each DTC Participant and each shareholder, consent to the exclusive jurisdiction of the courts of the State of Delaware and any federal courts located in Delaware other than for a person to assert a claim of Delaware jurisdiction over USCF, the Trust or USAG.  As a result, any claims, suits, actions or proceedings arising out of or relating in any way to the Trust, the Delaware Statutory Trust Act (the “Trust Act”), the Trust Agreement or asserting a claim governed by the internal affairs (or similar) doctrine (including, without limitation, any claims, suits, actions or proceedings to interpret, apply or enforce (i) the provisions of the Trust Agreement, or (ii) the duties (including fiduciary duties), obligations or liabilities of the Trust to USCF, the shareholders or the Trustee, or of USCF or the Trustee to the Trust, to the shareholders or each other, or (iii) the rights or powers of, or restrictions on, the Trust, the Trustee or the shareholders, or (iv) any provision of the Trust Act or other laws of the State of Delaware pertaining to trusts made applicable to the Trust pursuant to the Trust Act, or (v) any other instrument, document, agreement or certificate contemplated by any provision of the Trust Act or the Trust Agreement relating in any way to the Trust , shall be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction.

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We believe this provision benefits us and the shareholders: (1) by having disputes resolved by a forum with the experience and established precedent for resolving these types of disputes under Delaware law, (2) by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, and, (3) as a result of the foregoing, limiting the time cost and uncertainty of litigation. However, this provision may limit the right of USAG’s shareholders to bring a claim in a judicial forum they believe is more favorable for its disputes against USCF, the Trust, or the Trustee. In addition, it may have the effect of discouraging lawsuits against USCF, the Trust, the Trustee, or their respective directors and officers. Although the Trust Agreement contains the exclusive choice of forum provision described above and such provisions are expressly permitted under the Trust Act, there are no court cases that we are aware of that have interpreted the Trust Act in this regard and thus, it is possible that a court could rule that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable. With the validity and enforceability of exclusive forum selection provisions still somewhat in question outside of the State of Delaware, there may be increased litigation over such provisions. Challenging shareholders might bring actions in courts outside of Delaware to attack a forum selection clause that specifies Delaware as the exclusive jurisdiction. A non-Delaware court could view negatively a forum selection clause in favor of Delaware, in particular, because such a provision may appear to divest the non-Delaware court of its legal jurisdiction.

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Please do not hesitate to contact me at (202) 383-0180 if you have any questions or comments.

Sincerely,

/s/ James M. Cain

James M. Cain

cc:

Carolyn Yu, General Counsel, United States Commodity Funds LLC

Daphne Frydman, Deputy General Counsel, United States Commodity Funds LLC

Joshua Lobert, Staff Attorney, Securities and Exchange Commission